UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For June 5, 2003

                             PRIMEWEST ENERGY TRUST
             (Exact Name of Registrant as Specified in Its Charter)

       SUITE 4700, 150 SIXTH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F    [_]        Form 40-F    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes     [_]       No      [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________.


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On June 4, 2003, PrimeWest Energy Trust issued a press release announcing the impact of the proposed regulatory decision to shut-in gas production in Northeast Alberta. The Press Release is attached hereto as Exhibit A.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PRIMEWEST ENERGY TRUST


                                            By: /s/ Dennis G. Feuchuk
                                                -------------------------------
                                            Name:   Dennis G. Feuchuk
                                            Title:  Vice President, Finance &
                                                    Chief Financial Officer


Date: June 5, 2003


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                                                                               4


                                    EXHIBIT A
                                    ---------


                                [GRAPHIC OMITTED]
                               [LOGO - PRIMEWEST]


================================================================================

PRIMEWEST ENERGY TRUST ANNOUNCES THE IMPACT OF THE PROPOSED REGULATORY DECISION
                 TO SHUT-IN GAS PRODUCTION IN NORTHEAST ALBERTA

JUNE 4, 2003                                               FOR IMMEDIATE RELEASE
================================================================================




CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - On June 3rd, 2003, the Alberta Energy and Utilities Board (EUB) issued a news release proposing a change in policy respecting gas production from the Wabiskaw and McMurray formations in the Athabasca oil sands area of Northeastern Alberta. In response to queries regarding the implications of this news release, PrimeWest announces that its production may be impacted by up to a maximum of 450 BOE per day of non-operated gas production, representing less than 1.5% of current daily production. As at January 1, 2003, the affected area had established gas reserves of 1.8 million BOE representing approximately 1.5% of PrimeWest's established reserves. These estimates have been made pending receipt of a list of affected wells in a forthcoming interim directive from the EUB.

The process outlined by the EUB is expected to result in the shut-in of production effective August 1, 2003. After any shut-in has been implemented under the terms of the proposed policy, the EUB will consider submissions and detailed reviews of shut-in gas production to ascertain what, if any, gas production can be brought back on-stream. PrimeWest will be working with the operator of the production to make application to reinstate production where appropriate and seek compensation for any permanent shut-in.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.
                                            -----------------------

For Investor Relations inquiries, please contact:

GEORGE KESTEVEN                                     CINDY GRAY
Manager, Investor Relations                         Investor Relations Advisor
403-699-7367                                        403-699-7356

TOLL-FREE:  1-877-968-7878
E-MAIL:  investor@primewestenergy.com
         ----------------------------
                                                 SUITE 4700, 150-6TH AVENUE S.W.
PWI                                               CALGARY, ALBERT CANADA T2P 3Y7
LISTED                                                TELEPHONE:  (403) 234-6600
NYSE                                                  FACSIMILE:  (403) 266-2825